NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Canadian Pacific Railway Limited will be held at The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia at 9:00 a.m. (Pacific Time) on Friday, May 22, 2009, for the following purposes:

1.	to receive the consolidated financial statements for the year ended December 31, 2008, and the auditors’ report thereon;

2.	to appoint auditors;

3.	to consider and, if deemed advisable, to pass a resolution approving amendments to General By-Law No. 1;

4.	to elect directors; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 23, 2009, will be entitled to vote at the meeting and are encouraged to participate either in person or by proxy.

By order of the Board of Directors,

Karen L. Fleming
Corporate Secretary

Calgary, Alberta
March 23, 2009

YOUR VOTE IS IMPORTANT

Registered shareholders wishing to vote by proxy are requested to complete and return the enclosed form of proxy in the envelope provided to the Corporation’s transfer agent, Computershare Investor Services Inc. Registered shareholders may also vote by telephone or internet by following the instructions provided on the enclosed form of proxy.

Non-registered shareholders should refer to page 5 of the management proxy circular for information on how to vote their shares.

Proxies must be received by Computershare Investor Services Inc. or Georgeson Shareholder Communications Canada (see page 4 of the management proxy circular), agents for Canadian Pacific Railway Limited, not less than 24 hours prior to the time fixed for holding the meeting (or any adjournment thereof), in order to be used at the meeting.